March 31, 2009

Mr. Walker R. Stapleton
President, Chief Executive Officer and Chief Financial Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472

> **Re:** **SonomaWest Holdings, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-01912**

Dear Mr. Stapleton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Disclosure Regarding Forward-Looking Statements, page 3

1.   We note your disclosure regarding safe harbor protection for forward-looking statements provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Please note that these sections do not apply to forward-looking statements by issuers that issue penny stocks. Please remove the disclosure indicating your ability to rely on Section 27A of the Securities Act and Section 21E of the Exchange Act.

Items 1 and 2. Business and Properties

Properties, page 4

2.   Please disclose the average effective annual rental per square foot as of the end of
        your most recently completed fiscal year for each of the properties.

3.   We note your disclosure on pages 9 and 10 under the *Risk Factors* subheading
        that Sonoma Wine Company, Vinovation, Inc., and Greg & Greg, Inc. Winery
        contributed 11%, 12% and 12%, respectively, of your total rental revenues, the
        loss of any of which would have a material adverse effect on your business. In
        accordance with Item 101(h)(4)(vi) of Regulation S-K, please revise your
        disclosure to provide a detailed summary of the principal terms of each tenant's
        lease.

Other Information, page 7

4.   We note your disclosure on page 5 and elsewhere in your annual report regarding
        various expenditures for improvements and modifications to your properties.
        Please reconcile these disclosures with your statement under this subheading that
        you have not made any expenditures with respect to research and development
        activities.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Dividends, page 12

5.   Please revise your disclosure in accordance with Item 201(c)(1) of Regulation S-
        K to discuss the frequency of dividend payments for the last two years. Please
        also describe whether your loan agreement with Wachovia Bank materially
        restricts your ability to pay dividends.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operation

General

6.   Please include the contractual obligations table required by Item 303(a)(5) of Regulation S-K or advise us of the reasons for the omission of this table.

Results of Operations

Fiscal 2008 Compared To Fiscal 2007

Tenant Reimbursements, page 16

7.   We note your disclosure under this subheading regarding the decrease in occupancy by manufacturing tenants and the resultant change on your tenant reimbursement revenues. Please expand this section to discuss whether this trend will continue to put downward pressure on your revenues. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

8.   We note your statement that the Chief Executive Officer and Chief Financial Officer have concluded that the registrant's disclosure controls and procedures are effective "at a reasonable level." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Dividends, page 51

9.   Please explain whether your current debt facilities restrict your abilities to fund
        dividends. Refer to Item 201(c)(1) of Regulation S-K.

Exhibits 31.1 and 31.2

10.   Please note that your certifications must be in the exact form prescribed by Item
        601 (b)(31) of Regulation S-K. In your amended filing, please include the phrase
        "and internal control over financial reporting (as defined in Exchange Act Rules
        13a-15(f) and 15d-15(f))" in the introductory language in paragraph 4. Please
        also provide separate certificates for Mr. Stapleton serving in his capacity as
        Chief Executive Officer and Chief Financial Officer respectively.

Definitive Proxy Statement on Schedule 14A filed October 2, 2008

Transactions with Related Persons, page 9

11.   In future filings, please include the information regarding your policies and
        procedures relating to the review and approval of any related party transaction as
        required pursuant to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 12

12.   We note the disclosure on page 12 that there are two components of your annual
        compensation: (1) base salary and (2) variable compensation based on
        achievement of predetermined objectives. Please identify and quantify all of the
        financial performance measures used to determine both your base salary and
        variable compensation awards. Also, describe in more detail the individual
        performance factors considered in determining variable compensation; quantify
        those factors if possible or otherwise describe how they are measured. Also, we
        note your disclosure that you reviewed comparable awards to executives
        performing similar functions for other publicly-traded real estate companies. In
        future filings, please identify the names of the companies that comprise this group
        and also provide detailed disclosure on your overall base salary and variable
        compensation levels relative to your peers.

Summary Compensation, page 14

13.   Please provide a narrative disclosure to the summary compensation table to include the material terms of Mr. Stapleton's employment arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K. In particular, supplement the disclosure relating to his compensation by discussing any provisions related to the payment of severance, the terms of his option awards (including any conditions to exercisability) and the material factors the board considered in determining the bonus award paid for the fiscal year ended June 30, 2008.

Summary of Equity Compensation Plans, page 15

14.   Please include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise us of the reasons for the omission of this table.

Director Compensation, page 16

15.   Please revise your disclosure to discuss the additional compensation awarded to Mr. Bugatto in the amount of $9,983. Refer to Item 402(r)(3)(ii) of Regulation S-K.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Attorney-Advisor